Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Monitronics International, Inc.:

We consent to the use of our report incorporated by reference herein. Our report dated March 30, 2020, refers to a change in the method of accounting for revenue transactions with customers in 2018 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as amended. Our report also refers to a change in the method of accounting for leases due to the adoption in 2019 of Accounting Standards Update No. 2016-02, Leases and the adoption of the guidance for fresh start accounting in conformity with FASB ASC Topic 852, Reorganizations upon emergence from bankruptcy on August 30, 2019.

/s/ KPMG LLP

Dallas, Texas
July 29, 2020